UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2000

                                     OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to __________

                      COMMISSION FILE NUMBER 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


    COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              COMMSCOPE, INC.
                              ---------------
           (Exact name of registrant as specified in its charter)

          DELAWARE                                           36-4135495
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)

                 1375 LENOIR-RHYNE BOULEVARD, P.O. BOX 339
                       HICKORY, NORTH CAROLINA 28603
                  (Address of principal executive offices)
                                 (Zip Code)

                               (828) 324-2200
            (Registrant's telephone number, including area code)

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS
Years Ended December 31, 2000, 1999 and 1998
Supplemental Schedules
Year Ended December 31, 2000

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND
 1999 AND FOR THE YEARS ENDED
 DECEMBER 31, 2000, 1999 AND 1998:
   Statements of Net Assets Available for Benefits                          2
   Statements of Changes in Net Assets Available for Benefits               3
   Notes to Financial Statements                                          4-9

SUPPLEMENTAL SCHEDULES:
   Form 5500, Schedule H, Part IV, Line 4i - Schedule
     of Assets Held for Investment
     Purposes at End of Year                                               10
   Form 5500, Schedule H, Part IV, Line 4j - Schedule
     of Reportable Transactions for the Year Ended
     December 31, 2000                                                     11



NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator
  of CommScope, Inc. of North Carolina
  Employees Retirement Savings Plan
  (Formerly CommScope, Inc. of North Carolina
  Employees Profit Sharing and Savings Plan):

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (Formerly CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan) (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Hickory, North Carolina
May 25, 2001

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


ASSETS                                              2000               1999

Investments, at fair value
(Notes 1, 2, 3, 4 and 5):
  Mutual funds                                  $  81,027,022   $ 83,633,117
  Common trust fund                                 5,756,082      6,929,130
  CommScope stock fund                             17,846,843     27,026,809
  Loans to participants                             7,188,773      6,929,017
                                                -------------   ------------
        Total investments                         111,818,720    124,518,073
                                                -------------   ------------

RECEIVABLES:
  Employer's contribution                             194,237         96,609
  Participants' contributions                         598,235        297,384
                                                -------------   ------------

        Total receivables                             792,472        393,993
                                                -------------   ------------
TOTAL ASSETS                                      112,611,192    124,912,066

LIABILITIES - Excess contributions                     18,897          7,237
                                                -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 112,592,295   $124,904,829
                                                =============   ============

See notes to financial statements.


COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
----------------------------------------------------------------------------------------------------------
                                                            2000              1999              1998


ADDITIONS:

  Investment (loss) income:
    Net (depreciation) appreciation in fair value of
      investments (Notes 2 and 3)                       $(26,130,356)     $  18,433,174     $ 10,291,667
  Interest and dividend income (Note 2)                    5,983,434          4,933,008        4,980,431
                                                        ------------      -------------     ------------
        Total investment (loss) income                   (20,146,922)        23,366,182       15,272,098
  Contributions:
    Employer's contributions (Note 1)                      8,072,003          5,459,083        5,433,319
    Participants' contributions (Note 1)                   6,061,636          4,794,962        4,220,987
    Participants' rollover contributions (Note 2)          1,202,433            301,348          238,113
                                                        ------------      -------------     ------------
        Total contributions                               15,336,072         10,555,393        9,892,419
                                                        ------------      -------------     ------------
        Total additions, net                             (4,810,850)         33,921,575       25,164,517

DEDUCTIONS - Benefits paid to participants                7,501,684           7,167,816        6,854,277
                                                        ------------      -------------     ------------

NET (DECREASE) INCREASE                                  (12,312,534)        26,753,759       18,310,240

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      124,904,829         98,151,070       79,840,830
                                                        ------------      -------------     ------------

  End of year                                           $112,592,295      $ 124,904,829     $ 98,151,070
                                                        ============      =============     ============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
-------------------------------------------------------------------------------



1.   DESCRIPTION OF THE PLAN

     The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (Formerly CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries ("CommScope" or the "Company"). Eligibility for participation in the salary deferral savings and Company match portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service. Eligibility for participation in the employer discretionary profit sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The compensation committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended effective June 1, 2000 to change its name from CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan to CommScope, Inc. of North Carolina Employees Retirement Savings Plan.

     The Plan was amended effective January 1, 1995 to allow a participant to elect a cash-option distribution for a portion of the employer discretionary profit-sharing portion of the Plan. Under this amendment, a participant may elect to receive up to 30% of his employer discretionary profit-sharing contribution in cash. If this election is not made, the cash-option deferral is allocated to the participant's account based on the participant's investment elections. The remaining 70% of the employer discretionary profit-sharing contribution is also allocated to the participant's account based on the participant's investment elections. During 2000, the discretionary profit-sharing contribution consisted of $685,957 in cash-option deferrals and $5,670,187 for the remaining 70% of contributions. During 1999, the discretionary profit-sharing contribution consisted of $406,995 in cash-option deferrals and $3,533,028 for the remaining 70% of contributions. During 1998, the discretionary profit-sharing contribution consisted of $378,454 in cash-option deferrals and $3,813,579 for the remaining 70% of contributions.

     CONTRIBUTIONS - Participants may elect to contribute any whole percentage up to 10% of their compensation, as defined, on a tax-deferred basis. Upon enrollment in the Plan, a participant may direct his or her contributions, in increments of 10%, to any of 10 investment options. Participants may change or transfer their investment options without restriction. For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of compensation that is contributed by each participant through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. In addition, for each plan year, the Company may make a discretionary cash contribution to the Plan in such amount as approved by the Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans, subject to limitations described in the Plan.

     The Company-matching contributions are nonparticipant-directed in that they are automatically contributed into the CommScope Stock Fund. The Company discretionary profit-sharing contributions, including cash-option deferrals, are allocated to any of 10 investment options, as directed by the participants.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of (a) the Company's discretionary contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, cash-option deferrals and related earnings. Participants become fully vested in the Company's discretionary profit-sharing contributions and related earnings over a period of five years of continuous employment with the Company, involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death or termination of the Plan. If a participant terminates employment before he has a fully vested interest in his account for reasons other than those listed above, the amount of the Company's discretionary contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary contributions.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate plus one percent. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a one to five year repayment plan (up to 15 years for the purchase of a primary residence).

     PAYMENT OF BENEFITS - Withdrawals from a participant's account are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant's account in the CommScope Stock Fund. However, distributions may also be made on an installment basis, as allowed by the Plan. In addition, vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan up to age 70 1/2. The Plan allows participants who attain age 70 1/2 the election to have life expectancies recalculated.

     FORFEITURES - At December 31, 2000, forfeited nonvested accounts totaled $82,236. These accounts will be used to reduce future Company-matching and/or discretionary profit-sharing contributions. Also, during 2000, Company-matching contributions were reduced by $190,430 from forfeited nonvested accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the common trust fund are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the organization sponsoring such common trust fund by dividing the fund's net assets at fair value by its units outstanding at each valuation date. The CommScope stock fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money-market reserves). The loans to participants are valued at cost plus accrued interest, which approximates fair value.

     Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     EXPENSES - All administrative expenses of the Plan are paid by the Company.

     PAYMENTS OF BENEFITS - Benefit payments are recorded when paid.

3.   INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

                                                                               DECEMBER 31,
                                                                    -------------------------------
                                                                        2000                 1999

Vanguard Wellington Fund, 797,996 and 820,080 shares,
  respectively                                                      $22,511,476         $22,929,424
Vanguard Federal Money Market Fund, 18,176,990 and
  17,859,505 shares, respectively                                    18,176,990          17,859,505
Vanguard 500 Index Fund, 222,429 and 221,193
  shares, respectively                                               27,105,162          29,934,010
Vanguard U.S. Growth Fund, 227,153 and 160,307 shares,
  respectively                                                        6,280,794           6,978,168
Vanguard Retirement Savings Trust, 5,756,082 and 6,929,130
  shares, respectively                                                5,756,082           6,929,130
CommScope Stock Fund, 1,077,545 and 670,432 shares,
  respectively*                                                      17,846,843*         27,026,809*
Loans to participants                                                 7,188,773           6,929,017

* Nonparticipant-directed.


     During 2000, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($26,130,356), $18,433,174 and $10,291,667, respectively, as follows:


                                                                YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                                2000                    1999                1998

Mutual funds                                $ (5,768,675)           $  4,884,016        $  5,889,876
Company stock fund                           (20,361,681)             13,549,158           4,401,791
                                            -------------           ------------        ------------

                                            $(26,130,356)           $ 18,433,174        $ 10,291,667
                                            =============           ============        ============

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                 DECEMBER 31,
                                                                        ---------------------------
                                                                            2000            1999

        Net assets - CommScope Stock Fund                               $17,846,843     $27,026,809
                                                                        ===========     ===========




                                                                    YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                             2000            1999             1998

        Changes in net assets:
          Net (depreciation) appreciation               $(20,355,551)   $13,445,325     $  1,807,494
          Employer's contributions                         1,738,559      1,454,086        1,364,045
          Participants' contributions                        802,259        394,769          281,013
          Participants' rollover contributions               222,303         64,654           25,032
          Benefits paid to participants                   (1,554,645)    (1,102,189)        (464,799)
          Transfers from particpant-directed
            investments                                    9,967,109      3,770,262        2,678,640
                                                        ------------    -----------     ------------
          Net change                                      (9,179,966)    18,026,907        5,691,425
          CommScope Stock Fund:
            Beginning of year                             27,026,809      8,999,902        3,308,477
                                                        ------------    -----------     ------------

            End of year                                 $ 17,846,843    $27,026,809     $  8,999,902
                                                        ============    ===========     ============


5.   RELATED PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


 6.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8. CHANGES TO PLAN FUNDS RESULTING FROM CHANGES IN THE PLAN SPONSOR'S CORPORATE STRUCTURE

     Prior to July 28, 1997, the Company was an indirect wholly owned subsidiary of General Instrument Corporation ("GI"), a company with publicly traded common stock listed on the New York Stock Exchange. Through a series of transactions that was consummated on July 28, 1997 (the "Distribution Date"), GI distributed to stockholders of record all of the outstanding shares of common stock of its wholly owned subsidiaries, CommScope and NextLevel Systems, Inc. ("NextLevel Systems"), in a transaction structured as a tax-free spin-off (the "Distribution"). GI retained no ownership interest in either CommScope or NextLevel Systems. Following the Distribution, GI was renamed General Semiconductor.

     Effective February 2, 1998, NextLevel Systems changed its name to General Instrument Corporation ("General Instrument"). Subsequent to the Distribution, each of the companies has publicly traded common stock listed on the New York Stock Exchange.

     As a result of the Distribution, all plan investments in the GI Stock Fund at the Distribution date were sold and reinvested in appropriate proportionate amounts of the CommScope Stock Fund, General Instrument Stock Fund and General Semiconductor Stock Fund.

     Subsequent to the Distribution date, no employee or employer contributions could be directed to the General Instrument Stock Fund or the General Semiconductor Stock Fund under the Plan. Effective as of December 31, 1998, the Company discontinued both of these plans and liquidated their assets shortly thereafter. The liquidated assets were allocated to other funds within the Plan as designated by the affected participants.

                                  ********

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                          NUMBER OF
IDENTITY OF                                SHARES/
  ISSUER             DESCRIPTION            UNITS       COST          FAIR VALUE


* Vanguard      Vanguard Wellington
                 Fund                       797,996       **       $ 22,511,476

* Vanguard      Vanguard Federal Money
                 Market Fund             18,176,990       **         18,176,990

* Vanguard      Vanguard GNMA Fund          406,819       **          4,165,828

* Vanguard      Vanguard 500 Index          222,429       **         27,105,162
                 Fund

* Vanguard      Vanguard STAR Fund           72,299       **          1,287,650

* Vanguard      Vanguard U.S. Growth        227,153       **          6,280,794
                 Fund

* Vanguard      Vanguard International
                 Growth Fund                 74,106       **          1,398,388

* Vanguard      Vanguard Extended Market
                 Index Fund                   3,784       **            100,734

* Vanguard      Vanguard Retirement
                 Savings Trust            5,756,082       **          5,756,082

* CommScope     CommScope Stock
                 Fund                     1,077,545  $28,553,982     17,846,843

* Participants  Loans to participants,                    **          7,188,773
                 with interest rates                              -------------
                 ranging from 7% to 11%

  TOTAL INVESTMENTS                                                $111,818,720
                                                                  =============

 *  Permitted party-in-interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN)


FORM 5000, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE
TRANSACTIONS (5%)
YEAR ENDED DECEMBER 31, 2000

-------------------------------------------------------------------------------------------------------------
                                                                                     CURRENT
IDENTITY                                                                             VALUE OF
  OF                                                                                 ASSET ON
 PARTY                                PURCHASE        SELLING        COST OF        TRANSACTION
INVOLVED     DESCRIPTION OF ASSET      PRICE           PRICE          ASSET            DATE         NET GAIN


CommScope    CommScope Stock Fund:
              223 Purchases          $34,784,697    $      -      $34,784,697      $34,784,697     $     -
              204 Sales                      -       23,598,844    21,777,066       23,598,844     1,821,778

                                 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              CommScope, Inc. of North Carolina Employees
                              Retirement Savings Plan


June 28, 2001                 /s/ Jearld L. Leonhardt
-------------                 -----------------------
Date                          Jearld L. Leonhardt
                              Executive Vice President, Finance and
                              Administration Signing both in his capacity
                              as Executive Vice President on behalf of the
                              Registrant and as Chief Financial Officer of
                              the Registrant and as a Member of the CommScope,
                              Inc. of North Carolina Employees Retirement
                              Savings Plan Investment Committee